Filed by: SUEZ
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: June 13, 2006

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at (www.sec.gov) and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at (www.amf-france.org) or directly from Gaz de France on its web site at: (www.gazdefrance.com) or directly from Suez on its website at: (www.suez.com), as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Référence and its update filed by Suez on April 14, 2005 (under no: D.05-0429) and September 7 (under no: D.05-0429-A01), respectively, the Note d’opération filed by Suez on September 7, 2005 under no 05-673, and the Note d’opération filed by Suez on November 24, 2005 under no 05-810, as well as under “Risk Factors” in the Annual Report on Form 20-F for 2004 that Suez filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

THE FOLLOWING IS A TRANSLATION OF AN INTERVIEW THAT APPEARED IN THE JOURNAL DU DIMANCHE PUBLICATION ON JUNE 11, 2006

“It’s a winning project ”

Jean François Cirelli, Chairman of Gaz de France, and Gérard Mestrallet, Chairman and CEO of Suez, outline for the JDD (Journal du Dimanche) the interest of the merger for their two companies, their employees, the consumers and Europe.

Dominique de Villepin announced Friday that the government will adopt, before the end of the month, the law necessary for the merger between your two companies. Is this the end of the political indecisiveness?

     Jean François Cirelli: Now, we need a law for the merger and the members of Parliament must support our wonderful industrial project. We have been busy convincing them. It is normal and healthy that a debate gets under way on the merits of this project, which are important for consumers.

Will your calendar for finalizing the operation therefore be maintained ?

     Gérard Mestrallet: We are within the timeframe foreseen, even if there is still an important path to take, that of the debate before the French Parliament and that of the EU in Brussels. On May 10, we notified the Competition Commission of the terms of our project, which has six months to decide on the matter. The two companies have considerably advanced in their merger talks. The more we advance, the more the merits of the merger are evident and promising.

Are you still convinced that this merger will be profitable for all the parties concerned, your employees, your shareholders, consumers and Europe ?

     G.M.: It’s undeniable. France and Europe should have global players. Energy has become a priority in the international arena. In less than one year, we witnessed an oil and gas shock, a consolidation without precedent in the energy sector and experienced the crisis between Russia and the Ukraine. With this merger, we are not looking to grow for pleasure. Size and financial strength are vital in our sector in order to achieve large-scale investments, resist competition, secure the sources of supply for our customers and increase our margins of negotiation.

     J-F. C.: It’s a winning project. Winning for the consumers, because we will be stronger vis-à-vis our suppliers in negotiating our purchase prices; winning for employment, because it is a project of growth; winning for investment and development; and winning for the security of supply for Europe.

At GDF, all the employees do not share your enthusiasm. How are you going to convince them ?

     J-F.C.: At the board of directors meeting, two union representatives out of four voted against. But a large number of our employees understand the industrial logic. In one and a half months, I met 12,000 people. Since the launch of this project, I have not become aware of any employee concerns that would compromise the merger program. But our employees need explanations and dialogue. I am very proud of the quality of the teams at Gaz de France and I tell them that we have decided to merge to allow them to move faster and stronger.

On the other hand, no problem at Suez ?

     G.M.: At Suez we have full support. Firstly, because GDF is the reference in the gas domain, and because we have the highest respect for the quality of their teams. And then because we feel threatened by Enel and at present by General Electric on the environmental activities side. We discussed with GDF the principal points of a shareholder plan for our 200,000 employees. We would like that the share capital held by them reaches at least 4%. And it is not only the employees who support the project : according to a TNS-Sofres survey, 60% of those questioned, whatever their political opinion or union membership, believe that it is a good thing.

But Enel is returning to the game. It’s still no thanks?

     G.M.: Enel wants to dismantle Suez and keep only 15,000 employees out of 160,000. In their plan, Suez Environment and the energy services would be sold in order to keep only Electrabel. However with GDF, our project will create jobs and turn towards growth. That’s why the anger of Suez employees rumbles on. Their concerns have not been taken into account. They feel ignored.

     J-F.C.: I have a lot of respect for Enel. But, today we have a project, we want to merge the companies. The time for collaborations will come later.

Thursday, the markets indicated an escalated share price for Suez upon speculation of a new hostile bid from Enel.

     G.M.: That is not to say that they don’t believe in our project. Simply the speculative premium is enlarged. But the analysts are favorable to the industrial plan and to the important synergies that would emerge from the new entity.

What impact will the merger have on your price practices? Put another way, are you going to produce energy more cheaply?

     J-F.C.: Our goal is to offer the best service at the best price to our customers. We are not against the prices regulated if that is the choice of the government, but they should reflect the reality of our costs. We buy our raw materials, we cannot subsidize the prices. I am favorable to a preference price for our most economically fragile customers. It is for the law to address these questions before July 1, 2007, the date the French will have to choose their energy supplier.

Bruna Basini